Exhibit 99.1

Draganfly to Showcase Latest UAV Technology at Special Operations Forces Week 2024 - Booth #3701

Tampa, Florida - May 2, 2024 - Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer is pleased to announce its participation in SOF Week 2024, the premier event for the international Special Operations Forces (SOF) community.

Hosted in Tampa, Florida, from May 6 - 10, 2024, SOF Week 2024 is jointly sponsored by the United States Special Operations Command (USSOCOM) and the Global SOF Foundation. It is expected to draw over 15,000 attendees.

As a leader in UAV innovation, Draganfly will be showcasing its latest advancements in UAV technology at SOF Week 2024. Attendees are invited to visit Draganfly’s booth #3701 to experience firsthand the cutting-edge capabilities of its Commander 3XL Drone as well as Draganfly’s other drone platforms and technologies renowned for modular design and robust features. The Commander 3XL Drone is designed to meet the rigorous demands of military and government applications, offering unparalleled performance and reliability in challenging environments.

In addition to showcasing its flagship UAV technology, Draganfly will also be highlighting its integration with Vermeer’s VPS (Visual Positioning System) payload. This integration enhances the navigation capabilities of Draganfly’s UAVs, enabling precise location determination even in GPS-denied, spoofed, or contested environments. The VPS technology, coupled with Draganfly’s Commander 3XL Drone, represents a significant advancement in providing comprehensive UAV solutions for military and government agencies.

“SOF Week 2024 provides a deep opportunity for Draganfly to demonstrate our commitment to innovation and excellence in UAV technology, and to engage with the international SOF community to discuss how our solutions can address their mission-critical need,” said Cameron Chell, CEO Draganfly. “Draganfly looks forward to further collaboration with military and government agencies to deliver broad and tailored solutions that enhance mission success and operational efficiency.”

Attendees at SOF Week 2024 can expect to engage with Draganfly’s team of experts, learn about the latest developments in UAV technology, and explore applications for their operational requirements.

We invite all attendees of SOF Week 2024 to visit Draganfly’s booth #3701 to discover the future of UAV technology and explore how Draganfly’s solutions can empower military and government operations.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Erika Racicot
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the design of the Commander 3XL Drone meeting the rigorous demands of military and government applications, offering unparalleled performance and reliability in challenging environments. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.